UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ARADIGM CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

038505301

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 038505301

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,186,109
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,186,109
9	Aggregate amount beneficially owned by each reporting person. 1,186,109
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 8.0%*
12	Type of reporting person CO

*	Based on 14,726,960 Common Shares reported outstanding as of November 5, 2014 on the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2014.

CUSIP No. 038505301

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,186,109
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,186,109
9	Aggregate amount beneficially owned by each reporting person. 1,186,109
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 8.0%*
12	Type of reporting person CO

*	Based on 14,726,960 Common Shares reported outstanding as of November 5, 2014 on the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2014.

CUSIP No. 038505301

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 67,018
	6	Shared voting power. -0-
	7	Sole dispositive power. 67,018
	8	Shared dispositive power. -0-
9	Aggregate amount beneficially owned by each reporting person. 67,018
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.4%*
12	Type of reporting person CO

*	Based on 14,726,960 Common Shares reported outstanding as of November 5, 2014 on the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2014.

CUSIP No. 038505301

1	Name of reporting persons. Aaron Davis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 11,257
	6	Shared voting power. -0-
	7	Sole dispositive power. 11,257
	8	Shared dispositive power. -0-
9	Aggregate amount beneficially owned by each reporting person. 11,257
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.0%*
12	Type of reporting person IN

*	Based on 14,726,960 Common Shares reported outstanding as of November 5, 2014 on the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2014.

CUSIP No. 038505301

1	Name of reporting persons. Ivan Lieberburg
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 66,606
	6	Shared voting power. -0-
	7	Sole dispositive power. 66,606
	8	Shared dispositive power. -0-
9	Aggregate amount beneficially owned by each reporting person. 66,606
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.4%*
12	Type of reporting person IN

*	Based on 14,726,960 Common Shares reported outstanding as of November 5, 2014 on the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2014.

CUSIP No. 038505301

1	Name of reporting persons. Joseph Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,186,109
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,186,109
9	Aggregate amount beneficially owned by each reporting person. 1,186,109
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 8.0%*
12	Type of reporting person IN

*	Based on 14,726,960 Common Shares reported outstanding as of November 5, 2014 on the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2014.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G filed on September 25, 2013 (the “Original 13G Filing”), which replaced in its entirety the Schedule 13D filed on May 30, 2013. The Original 13G Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original 13G Filing, as amended. This Amendment No. 1 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Boxer Capital, Boxer Management, MVA, Aaron Davis, Ivan Lieberburg and Joseph Lewis (collectively, the “Reporting Persons”).

Item 4. Ownership.

(a) Amount beneficially owned:

Boxer Capital, Boxer Management and Joseph Lewis beneficially own 1,186,109* Common Shares. MVA beneficially owns 67,018* Common Shares. Aaron Davis beneficially owns 11,257* Common Shares. Ivan Lieberburg beneficially owns 66,606* Common Shares.

(b) Percent of class:

The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joseph Lewis represent 8.0%* of the Issuer’s outstanding Common Shares outstanding. The Common Shares beneficially owned by MVA represent 0.4%* of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Aaron Davis represent 0.0%* of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Ivan Lieberburg represent 0.4%* of the Issuer’s outstanding Common Shares.

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

MVA has the sole power to vote the 67,018* Common Shares it beneficially owns. Aaron Davis has the sole power to vote the 11,257* Common Shares he beneficially owns. Ivan Lieberburg has the sole power to vote the 66,606* Common Shares he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to vote or direct the vote of any Common Shares.

(ii) Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the 1,186,109* Common Shares they beneficially own. None of MVA, Aaron Davis or Ivan Lieberburg has shared power to vote or direct the vote of any Common Shares.

(iii) Sole power to dispose or direct the disposition of:

MVA has the sole power to dispose of the 67,018* Common Shares it beneficially owns. Aaron Davis has the sole power to dispose of the 11,257* Common Shares he beneficially owns. Ivan Lieberburg has the sole power to dispose of the 66,606* Common Shares he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.

(iv) Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to the 1,186,109* Common Shares they beneficially own. None of MVA, Aaron Davis or Ivan Lieberburg has shared power to dispose of or direct the disposition of any Common Shares.

*	The Reporting Persons may be deemed to beneficially own 1,330,990 Common Shares which constitute approximately 9.0% of the Issuer’s outstanding Common Shares (based on 14,726,960 Common Shares reported outstanding as of November 5, 2014 on the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2014). Boxer Capital has shared voting and dispositive power with regard to the Common Shares it owns directly. Boxer Management and Joseph Lewis each have shared voting and dispositive power with regard to the Common Shares owned directly by Boxer Capital. MVA has sole voting and dispositive power over the Common Shares owned by it. Aaron Davis has sole voting and dispositive power over the Common Shares he owns. Ivan Lieberburg has sole voting and dispositive power over the Common Shares he owns. Neither Boxer Capital, Boxer Management nor Mr. Lewis has any voting or dispositive power with regard to the Common Shares held by MVA, Aaron Davis, or Ivan Lieberburg.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1         Joint Filing Agreement, dated September 25, 2013, among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13G dated September 25, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC

Date: February 2, 2015	By:	/s/ Aaron Davis
	Name:	Aaron Davis
	Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Director

AARON DAVIS

	By:	/s/ Aaron Davis
Aaron Davis, Individually

IVAN LIEBERBURG

	By:	/s/ Ivan Lieberburg
Ivan Lieberburg, Individually

JOSEPH LEWIS

	By:	/s/ Joseph Lewis
Joseph Lewis, Individually

MVA Investors, LLC

	By:	/s/ Chris Fuglesang
	Name:	Chris Fuglesang
	Title:	Authorized Signatory